September 16, 2025

Angelo Rufino
Chief Executive Officer
Bain Capital GSS Investment Corp.
200 Clarendon Street
Boston, MA 02116

       Re: Bain Capital GSS Investment Corp.
           Registration Statement on Form S-1
           Filed September 9, 2025
           File No. 333-290126
Dear Angelo Rufino:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed September 9, 2025
Cover page

1. We note that you revised disclosure in response to prior comment 1 to state that if you change the size of the offering, the adjustment to the number of Class B shares to maintain a 20% interest would maintain the same relative dilution from Class B ordinary shares prior to any increase or decrease in offering size. Please explain how this is consistent with the information in the dilution table, which demonstrates that greater dilution occurs when more shares are sold in the offering where the Class B shares are adjusted to maintain the 20% interest.
Dilution, page 110

2. We note your table that illustrates the difference between the public offering price per unit and your NTBV per share here and on the cover page. It appears that you have transposed the amounts in the row for assuming no exercise of over-allotment option
 September 16, 2025
Page 2

       with the amounts in the row for assuming full exercise of over-allotment option.
       Please revise or advise.
3. We note your revisions to your table at the top of page 112. Please further revise certain amounts in the row labeled 'Ordinary shares offered and sale of private placement units' for accuracy, or advise.
Exhibits

4. Please have counsel revise the legal opinion filed as Exhibit 5.1 to cover all of the warrants being registered under the registration statement. In this regard, we note that the opinion covers only 8,000,000 warrants, but you are registering 9,200,000 warrants.
5. Please have counsel revise the legal opinion filed as Exhibit 5.1 to remove inappropriate assumptions. More specifically, we note that the opinion assumes the warrant agreement "is a valid, binding and enforceable agreement of each party thereto." Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pamela Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Derek Dostal